GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

2 February 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

07020891

Dear Sirs,

GKN plc

- **Holdings in Company**

For your information I enclose a copy of the above announcement which was released today.

Yours faithfully,

S. Miles

Sue Miles

Enc

PRNUK 0202

PROCESSED

FEB 12 2007

THOMSON FINANCIAL

Regulatory Announcement

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RECEIVED
2007 FEB -8 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Holding(s) in Company
Released	14:59 02-Feb-07
Number	PRNUK-0202

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

GKN plc

2. Reason for the notification: (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify)

3. Full name of person(s) subject to the notification obligation (iii):

Schroders plc

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction and date on which the threshold is crossed or reached (v):

31/01/2007

6. Date on which issuer notified:

01/02/2007

7. Threshold(s) that is/are crossed or reached:

Below 5%

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

GKN plc received this notification from Schroder plc and is disclosing this information in accordance with DTR 5.8.12.

(Schroder plc advised that: The shares referred to in Section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.)

14. Contact name: Chris Winters, Senior Secretarial Assistant, GKN plc

15. Contact telephone number: 01527 533383

END

GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

1 February 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc

- **Total Voting Rights**

For your information I enclose a copy of the above announcement which was released on 31 January.

Yours faithfully,

S. Miles

Sue Miles

Enc

PRNUK 3101

Regulatory Announcement

Go to market news section

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Total Voting Rights
Released	17:34 31-Jan-07
Number	PRNUK-3101

EXEMPTION NO.
82 - 5204

GKN plc

Voting Rights and Capital

In conformity with Rule 5.6.1 of the Financial Services Authority's Disclosure and Transparency Rules, GKN plc is required to notify the market of the following:

At the close of business on 31 January 2007, GKN plc's issued share capital consisted of 741,650,103 ordinary shares of 50p each. Each ordinary share carries one vote. GKN plc holds 38,659,142 ordinary shares in Treasury. Therefore, the total number of voting rights in GKN plc is 702,990,961.

The above figure (702,990,961) may be used by shareholders as the denominator for the calculations by which they can determine if they are required to notify their interest in, or a change to their interest in, GKN plc under the Financial Services Authority's Disclosure and Transparency Rules.

Grey Denham
Company Secretary
31 January 2007

END

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